Exhibit 99.1

Bragg Secures Exclusive Five-Year Content Licensing Agreement with Bluberi

Bluberi’s extensive content portfolio licensed for global distribution online by Bragg

TORONTO, November 8, 2021 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), a global iGaming technology and content provider, announced today that it has entered into an exclusive global content licensing agreement with Bluberi, a popular casino gaming content provider based in Las Vegas.

Backed by more than 25 years of industry experience, Bluberi is an innovative company that is dedicated to developing and delivering the highest quality casino gaming experience. Bluberi boasts a library of over 100 titles developed for land-based Class II, Class III and tribal lottery system (TLS) markets, including popular titles such as Colossal Dragons and Waves of Fortune.

Content from Bluberi’s extensive portfolio of slot games will be adapted for the online market by an experienced team led by Doug Fallon, Bragg Group Director of Content and founder of Wild Streak Gaming, the premium Las Vegas-based content studio acquired by Bragg in June 2021.

This agreement is significant for both parties in that it allows for dedicated distribution of Bluberi’s proven portfolio of player-popular land-based content via Bragg’s extensive network across Europe and North America. Importantly, the agreement allows for omni-channel distribution whereby the same games can be offered to land-based and online operators.

The partnership furthers Bragg’s content strategy initiative by significantly expanding its exclusive games portfolio, and underpins its commitment to the North American market with a new and extensive catalog of high-quality, localized content.

“Adapting popular land-based titles for distribution in the online space is an initiative we have already seen huge success with via the games developed by our Wild Streak studio,” said Richard Carter, Chief Executive Officer of Bragg. “Bluberi’s slot content portfolio continues to grow in popularity with land-based players, and we are excited to now be able to add their titles to our rapidly growing omni-channel offering.

“Our initial efforts with Bluberi will focus on deploying select titles throughout North America next year before we then expand the reach of their games via our global footprint in Europe and Canada, following the completion of our acquisition of Spin Games later this year. We look forward to working with Bluberi’s team to bring their popular games to the fast-growing online market.”

“Our new partnership with Bragg represents further expansion in the distribution of our player-popular land-based content into the global iGaming marketplace,” added Andrew Burke, Chief Executive Officer of Bluberi. “We are delighted to work with their team and to leverage the power of their RGS platforms to ensure that players can access Bluberi content wherever they reside and whenever they please.”

About Bragg Gaming Group

Bragg Gaming Group  (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

About Bluberi

Backed by more than 25 years of industry experience, Bluberi is an established and reliable company with an expansive vision to deliver the highest quality casino gaming experience to players in Class II, Class III and TLS markets across the globe. We strive to provide industry-leading customer service by being the easiest company to do business with and are proud to be an agile supplier; able to respond to customer feedback quickly as we grow to become a best-in-class gaming partner. To learn more, visit bluberi.com.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games